ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

Johannes K. [redacted]

October 7, 2005

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: FJH AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of August 18, 2005 enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel /dr

Johannes K. Gäbel
U.S. Authorized Representative

Enclosures

FILE NO.
82-5077

Reinsch, Daniela

From: investor.relations@fjh.com
Sent: Friday, October 07, 2005 9:15 AM
To: Gabel, Johannes K.
Subject: FJH AG: Executive Board decides on the final part of capital increase

Dear Mr. Gaebel,

Enclosed please find below the just published ad hoc release.

The Executive Board of the Prime Standard listed consulting and software company, FJH AG (ISIN DE0005130108), has resolved to implement another part of the already announced capital increase within the scope of the overall financing concept. The subscription period for shareholders will begin on 14 October 2005 and end on 28 October 2005. Holders of convertible bonds will have a subordinate right to subscribe for any part of the capital increase that is not subscribed for using shareholder subscription rights; this subscription period will run from 17 October 2005 until 31 October 2005. The current authorised capital of the company of Euro 10,270,000 will be increased in partial utilisation of the authorisation under the approved Capital I by up to Euro 2,054,000. Accordingly, 2,054,000 new no-par-value bearer shares with subscription rights will be issued at a price of Euro 3.00. The subscription ratio is 5:1 for shareholders and 10:1 for holders of convertible bonds. Trade in subscription rights will not take place. The part of the capital increase which shareholders or holders of convertible bonds do not subscribe is guaranteed by an investor.

From this corporate action, an amount of just under Euro 6.2 million will flow to the company. This capital increase completes the financing concept commenced in June 2005 and has provided funds of over Euro 18 million for the company. The capital increase is being managed by Baader Wertpapierhandelsbank AG.

FJH AG
Martina Fassbender
Elsenheimerstraße 65
80687 Munich
Germany
Telephone: +49 (0) 89 769 01 - 517
Fax: +49 (0) 89 769 01 606
E-Mail: martina.fassbender@fjh.com
Internet: www.fjh.com
Munich, 7 October 2005